Q.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING NOVEMBER 30, 2006

(Translation)

April 5, 2006

THE FIRST QUARTERLY REPORT FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2006

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3- 3486-3331

1. Basis of preparation of the first quarterly consolidated financial statements:
   (1) Adoption of simplified methods in accounting:
   Income taxes are provided with estimate.
   Accounting to the account titles which do not have significant effects on the consolidated financial statements are provided with the methods based on the simplified accounting procedures.
   (2) Change in accounting method compared to the previous consolidated fiscal year: None
   (3) Change in scope of application in consolidation and equity method:

   Number of newly consolidated companies 1 (Fujiyoshida Kewpie. Co., Ltd.)

2. Consolidated business results for three months ended February 28, 2006 (From December 1, 2005 to February 28, 2006)

(1) Consolidated operating results

	Three months ended February 28, 2006	Three months ended February 28, 2005	(Reference) Year ended November 30, 2005
Net sales	¥108,472 million	¥109,500 million	¥455,007 million
	(- 0.9 %)	(14.9 %)	(7.4 %)
Operating income	¥1,895 million	¥1,150 million	¥12,830 million
	(64.8 %)	(-52.8 %)	(-18.1 %)
Ordinary income	¥1,936 million	¥1,191 million	¥12,829 million
	(62.6 %)	(-52.0 %)	(-17.3 %)
Net income	¥642 million	¥499 million	¥5,465 million
	(28.7 %)	(-43.6 %)	(-22.0 %)
Net income per share-primary	¥4.20	¥3.27	¥35.25
Net income per share- diluted	¥4.20	¥3.13	¥32.64

Note:
The percentage figures in the above table are the ratio of the increase or decrease compared with the previous period.

(2) Changes in consolidated financial conditions

	As of February 28, 2006	As of February 28, 2005	(Reference) As of November 30, 2005
Total assets	¥279,531 million	¥260,420 million	¥265,724 million
Shareholder's equity	¥132,919 million	¥126,018 million	¥132,412 million
Equity ratio	47.6%	48.4%	49.8%
Shareholder's equity per share	¥869.12	¥823.96	¥865.32

(3) Cash flows

	Three months ended February 28, 2006	Three months ended February 28, 2005	(Reference) Year ended November 30, 2005
Net cash provided by (used in) operating activities	-¥479 million	-¥3,006 million	¥15,686 million
Net cash used in investing activities	-¥3,863 million	-¥4,445 million	-¥11,625 million
Net cash provided by (used in) financing activities	¥9,741 million	-¥33 million	-¥7,415 million
Cash and cash equivalents at end of the year	¥18,564 million	¥8,918 million	¥13,127 million

3. Estimate of consolidated operating results for the fiscal year ending November 30, 2006
(From December 1, 2005 to November 30, 2006)

	Interim period ending May 31, 2006	Year ending November 30, 2006
Net sales	¥226,900 million	¥460,000 million
Ordinary income	¥7,450 million	¥15,400 million
Net income	¥3,150 million	¥7,000 million
(Reference) Estimate of yearly net income per share		¥45.77

(Reference)
Details of Sales

(Millions of yen)

Business segment	Line of products	Three months ended February 28, 2006	Three months ended February 28, 2005	Year ended November 30, 2005
Foodstuffs	Mayonnaise and dressings	25,766	26,513	115,211
	Fruit applications and cooked foods	11,927	12,143	50,256
	Egg products	21,707	22,821	90,197
	Healthcare products	2,854	3,072	14,952
	Vegetables and salads	24,341	23,584	97,155
	Sub-total	86,598	88,135	367,774
Distribution		21,874	21,365	87,233
	Total	108,472	109,500	455,007

(Notes)
Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future consolidated operating results.
As a result, the estimate of consolidated operating results may differ significantly from the actual consolidated operating results due to uncertain various factors.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	As of February 28, 2006	As of February 28, 2005	As of November 30, 2005
CURRENT ASSETS:			
Cash and deposits	19,528	9,314	13,153
Notes and accounts receivable	69,345	67,956	66,066
Securities	27	27	27
Inventories	18,440	18,237	16,224
Deferred tax assets	1,910	2,184	1,894
Other	3,793	3,343	3,758
Allowance for doubtful accounts	(614)	(639)	(607)
Total current assets	112,430	100,424	100,517
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	111,061	107,832	109,040
Machinery, equipment and transportation equipment	113,816	110,673	113,280
Land	39,237	38,743	39,374
Construction in progress	3,467	2,742	3,392
Other	7,995	7,775	7,905
Accumulated depreciation	(157,508)	(150,071)	(155,186)
Total tangible fixed assets	118,070	117,694	117,807
Intangible fixed assets			
Consolidation adjustment accounts	55	87	63
Other	2,863	2,871	2,923
Total Intangible fixed assets	2,919	2,959	2,986
Investments and other assets			
Investment in securities	24,558	21,194	22,971
Deferred tax assets	994	1,321	1,063
Other	20,459	16,520	20,240
Allowance for doubtful accounts	(304)	(245)	(303)
Total investments and other assets	45,707	38,790	43,971
Total fixed assets	166,697	159,444	164,766
DEFERRED ASSETS:			
Business commence costs	404	551	440
Bond discounts	—	0	—
Total deferred assets	404	551	440
Total assets	279,531	260,420	265,724

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	As of February 28, 2006	As of February 28, 2005	As of November 30, 2005
CURRENT LIABILITIES:			
Notes and accounts payable	40,084	41,316	37,133
Short-term loans payable	17,853	13,096	17,662
Current portion of bonds	—	200	—
Current portion of convertible bonds	—	18,629	—
Accounts payable-other	19,444	18,741	20,042
Accrued income taxes	896	881	1,424
Deferred tax liabilities	2	2	2
Reserve for sales rebates	1,429	1,364	726
Reserve for bonuses	1,847	1,439	1,707
Other	4,647	2,720	5,611
Total current liabilities	86,206	98,391	84,310
LONG-TERM LIABILITIES:			
Bonds	10,000	—	10,000
Long-term loans payable	21,119	12,078	10,380
Deferred tax liabilities	5,682	2,182	5,124
Reserve for retirement benefits	2,900	2,749	2,901
Reserve for directors' and corporate auditors' retirement pay	1,064	952	1,161
Other	1,544	1,464	1,513
Total long-term liabilities	42,310	19,426	31,081
Total liabilities	128,517	117,818	115,391
MINORITY INTERESTS	18,095	16,583	17,919
SHAREHOLDERS' EQUITY:			
Capital stock	24,104	24,104	24,104
Capital surplus	29,418	29,418	29,418
Earned surplus	78,872	75,325	79,295
Unrealized valuation gain on other securities – net	5,151	2,292	4,448
Cumulative foreign currency translation adjustments	(2,126)	(2,628)	(2,353)
Treasury stock	(2,502)	(2,494)	(2,500)
Total shareholders' equity	132,919	126,018	132,412
Total liabilities, minority interests and shareholders' equity	279,531	260,420	265,724

Consolidated Statements of Income

(Millions of yen)

	Three months ended February 28, 2006	Three months ended February 28, 2005	Year ended November 30, 2005
NET SALES	108,472	109,500	455,007
COST OF SALES	83,158	85,539	346,520
Gross profit	25,313	23,961	108,487
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	23,417	22,810	95,656
Operating income	1,895	1,150	12,830
NON-OPERATING INCOME:			
Interest income and dividend receivable	112	133	465
Equity income	81	70	183
Other	65	80	627
NON-OPERATING EXPENSES:			
Interest expense	128	145	544
Other	89	98	733
Ordinary income	1,936	1,191	12,829
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	6	7	24
Gain on sales of investment in securities	9	71	245
Other	20	6	91
EXTRAORDINARY LOSSES			
Loss on sales and disposal of fixed assets	190	22	554
Other	149	97	612
Net income before income taxes and minority interests	1,633	1,156	12,024
Income taxes	601	424	3,388
Income taxes deferred	134	120	1,910
Minority interests	255	112	1,260
Net income	642	499	5,465

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Three months ended February 28, 2006	Three months ended February 28, 2005	Year ended November 30, 2005
I . CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	1,633	1,156	12,024
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,015	3,075	12,279
Equity income	(81)	(70)	(183)
Decrease in reserve for retirement benefits	(1,250)	(825)	(3,661)
Decrease in reserve for directors' and corporate auditors' retirement pay	(97)	(657)	(447)
Increase (decrease) in reserve for sales rebates	703	396	(242)
Increase (decrease) in reserve for bonuses	139	(197)	70
Increase in allowance for doubtful accounts	6	26	50
Interest income and dividend receivable	(112)	(133)	(465)
Interest expense	128	145	544
Gain on sales of investment in securities	(9)	(71)	(231)
Loss on sales and disposal of fixed assets	183	15	529
Increase in notes and accounts receivable	(3,224)	(2,388)	(374)
(Decrease) increase in inventories	(2,170)	(2,071)	43
Increase (decrease) in notes and accounts payable	2,941	4,031	(353)
Decrease in accounts payable - other	(212)	(690)	(777)
Decrease (increase) in accrued consumption taxes	(112)	99	168
Directors' and corporate auditors' bonuses paid	(70)	(90)	(88)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(31)	(25)	(29)
Other	(596)	(2,584)	1,824
Sub total	781	(860)	20,679
Interest income and dividends received	87	208	540
Interest paid	(115)	(106)	(532)
Income taxes paid	(1,234)	(2,247)	(5,001)
Net cash provided by (used in) operating activities	(479)	(3,006)	15,686
II . CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities	(6)	(8)	(27)
Sales of securities	6	8	27
Purchases of tangible fixed assets	(3,483)	(3,383)	(10,707)
Purchases of intangible fixed assets	(159)	(133)	(857)
Purchases of investment in securities	(329)	(163)	(497)
Sales of investment in securities	31	103	2,646
Loans receivable made	(2,361)	(718)	(5,813)
Collection of loans receivable	2,365	607	4,554
Disbursements for deposit money in bank	(16)	(150)	(220)
Withdrawal of time deposits	18	219	369
Other	72	(827)	(1,100)
Net cash used in investing activities	(3,863)	(4,445)	(11,625)

	Three months ended February 28, 2006	Three months ended February 28, 2005	Year ended November 30, 2005
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowing on short-term loans	30,610	15,481	79,247
Repayment of short-term loans	(29,010)	(13,650)	(72,733)
Borrowing on long-term loans	10,250	300	800
Repayment of long-term loans	(1,011)	(803)	(3,604)
Issue of bonds	—	—	9,937
Redemption of bonds	—	—	(200)
Redemption of convertible bonds	—	—	(18,629)
Paid in from minority shareholders	—	—	183
Cash dividends paid	(994)	(1,072)	(2,066)
Cash dividends paid to minority shareholders	(100)	(101)	(157)
Repurchase of treasury stock	(1)	(186)	(192)
Net cash provided by (used in) financing activities	9,741	(33)	(7,415)
Ⅳ. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	39	(48)	30
Ⅴ. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,437	(7,533)	(3,324)
Ⅵ. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	13,127	16,451	16,451
Ⅶ. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	18,564	8,918	13,127

SEGMENT INFORMATION

(1) Segment information of business lines

Three months ended February 28, 2006 (From December 1, 2005 to February 28, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	86,598	21,874	108,472	—	108,472
(2) Internal sales or transfers to/from segments	2	5,671	5,674	(5,674)	—
Total	86,600	27,545	114,146	(5,674)	108,472
Operating expenses	83,964	26,886	110,851	(4,274)	106,576
Operating income	2,635	659	3,295	(1,399)	1,895

Three months ended February 28, 2005 (From December 1, 2004 to February 28, 2005)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	88,135	21,365	109,500	—	109,500
(2) Internal sales or transfers to/from segments	0	5,728	5,729	(5,729)	—
Total	88,136	27,093	115,229	(5,729)	109,500
Operating expenses	86,267	26,436	112,703	(4,354)	108,349
Operating income	1,868	657	2,525	(1,375)	1,150

Previous fiscal year (From December 1, 2004 to November 30, 2005)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	367,774	87,233	455,007	—	455,007
(2) Internal sales or transfers to/from segments	9	24,245	24,254	(24,254)	—
Total	367,783	111,478	479,262	(24,254)	455,007
Operating expenses	353,425	107,457	460,883	(18,706)	442,176
Operating income	14,357	4,021	18,379	(5,548)	12,830

(Notes) a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses that cannot be allocated to segments mainly belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd.

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 1,416 million, ¥1,434 million, and ¥ 5,782 million for the three months ended February 28, 2006 and 2005 and the previous fiscal year ended November 30, 2005, respectively.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales in the three months ended February 28, 2006 and 2005 and in the previous fiscal year ended November 30, 2005, exceeds 90% to the total amount of all segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the three months ended February 28, 2006 and 2005 and in the previous fiscal year ended November 30, 2005, are less than 10% of consolidated sales, respectively.